[Goldman, Sachs & Co. Letterhead]
VIA EDGAR TRANSMISSION AND FACSIMILE
March 22, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, D.C. 20549
Attention:     Barbara Jacobs

Re:	ARUBA NETWORKS, INC. Filed on Form S-1 Registration No. 333-139419
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between March 8, 2007 and the date hereof 8,955 copies of the Preliminary Prospectus dated March 8, 2007 were distributed as follows: 5,533 to 4 prospective underwriters; 3,299 to 3,299 institutional investors; 105 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 9 to 4 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:30 p.m. Eastern Time on March 26, 2007 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
LEHMAN BROTHERS INC.
As Representatives of the
prospective underwriters

By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)